UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cvent Holding Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

126677103

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Elizabeth Cooper

William Allen

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126677103

1	NAMES OF REPORTING PERSONS Blackstone Multi-Asset Direct Holdings—AD (US Centric) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 126677103

1	NAMES OF REPORTING PERSONS Blackstone Multi-Asset GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 126677103

1	NAMES OF REPORTING PERSONS BTO AD GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 126677103

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 126677103

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 126677103

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 126677103

1	NAMES OF REPORTING PERSONS Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 126677103

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 126677103

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”) of Cvent Holding Corp., a Delaware corporation (the “Issuer” or the “Company”), and amends and supplements the initial statement on Schedule 13D filed on March 14, 2023 (as amended, the “Schedule 13D”). The address of the principal executive office of the Issuer is 1765 Greensboro Station Place, 7th Floor Tysons, VA 22102.

Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following as the final paragraph of Item 3:

The total consideration paid by Parent in connection with the Merger and other transactions described in Item 4 in respect of the Common Stock was approximately $4,382 million, which was funded through a combination of equity (including rollover and reinvestment equity), Preferred Financing and debt financing. At the Effective Time, subject to the terms and conditions of the Merger Agreement, except as otherwise expressly agreed to in writing prior to the Effective Time by Parent and a Company stockholder, each share of Common Stock was cancelled, extinguished and converted into the right to receive $8.50 in cash, without interest thereon.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Merger Closing

On June 15, 2023 (the “Closing Date”), pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving company (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent. Upon completion of the Merger, (i) each share of Common Stock that was issued and outstanding as of immediately prior to the Effective Time (other than any shares of Common Stock that was held by the Issuer as treasury stock or owned by Parent, Merger Sub or any other subsidiaries thereof, or any shares of Common Stock as to which appraisal rights have been properly exercised in accordance with Delaware law), was automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $8.50, without interest thereon (the “Merger Consideration”), and (ii) each share of Common Stock that was held by the Issuer as treasury stock or owned by Parent, Merger Sub or any other subsidiaries thereof, in each case, as of immediately prior to the Effective Time, was automatically cancelled and extinguished without any conversion thereof or consideration paid therefor. Consequently, the 3,000,000 shares of Common Stock directly held by Blackstone Multi-Asset Direct Holdings—AD (US Centric) L.P. (“Blackstone Centric”), at the time of the Merger were converted into the right to receive the Merger Consideration and the Reporting Persons no longer beneficially own any shares of the Common Stock outstanding prior to the Merger. In advance of the consummation of the Merger, Blackstone Centric agreed with Parent and certain other affiliates of Blackstone Inc. to indirectly reinvest its Merger Consideration into Parent (the “BX Reinvestment”), and consequently Blackstone Centric will retain an indirect equity interest in the Surviving Corporation through its beneficial ownership of shares of common stock of Parent. Parent and, following consummation of the Merger, the Surviving Corporation are affiliates of funds managed by affiliates of Blackstone Inc.

The shares of Common Stock were suspended from trading on the Nasdaq Global Market (the “Nasdaq”) effective as of the opening of trading on June 15, 2023. The Nasdaq has filed a Notification of Removal from Listing and/or Registration on Form 25 to delist the shares of Common Stock and terminate the registration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This description of the consummation of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which was filed as Exhibit B to the initial statement on Schedule 13D and is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) and (e) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

(a) and (b) On the Closing Date following the Merger and as of the date hereof, each of the Reporting Persons and the persons named on Schedule I did not beneficially own any shares of Common Stock that was outstanding prior to the Merger.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

(e) On the Closing Date, following the Merger, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock outstanding prior to the Merger. Parent and, following consummation of the Merger, the Surviving Corporation, are affiliates of funds managed by affiliates of Blackstone Inc.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

In anticipation of the consummation of the Merger, on or about June 14, 2023, certain members of management of the Issuer agreed with Parent and Capstone TopCo Inc. (“TopCo”), the indirect parent company of Parent, to contribute to TopCo immediately prior to the consummation of the Merger, an aggregate amount of equity in the Issuer and/or cash equal to approximately $61 million in exchange for equity in TopCo.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2023

BLACKSTONE MULTI-ASSET DIRECT HOLDINGS—AD (US CENTRIC) L.P.
By: Blackstone Multi-Asset GP L.P., its general partner
By: BTO AD GP L.L.C., its general partner

By:	/s/ Christopher James
Name: Christopher James
Title: Chief Operating Officer

BLACKSTONE MULTI-ASSET GP L.P.

By:	/s/ Christopher James
Name: Christopher James
Title: Chief Operating Officer

BTO AD GP L.L.C.

By:	/s/ Christopher James
Name: Christopher James
Title: Chief Operating Officer

BLACKSTONE HOLDINGS III L.P.

By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman

[Cvent Holding Corp. – Schedule 13D]

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.
Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.
Michael S. Chae	Chief Financial Officer of Blackstone Inc.
John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.
Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.
Kelly A. Ayotte	Former United States Senator from New Hampshire
Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.
James W. Breyer	Founder and Chief Executive Officer of Breyer Capital
Reginald J. Brown	Partner for the law firm, Kirkland & Ellis
Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust
Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide
The Right Honourable Brian	Senior Partner for the Montreal law firm, Norton Rose Fulbright Canada LLP
Mulroney
William G. Parrett	Retired CEO of Deloitte Touche Tohmatsu and retired Senior Partner of Deloitte (USA)
Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.